September 8, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Andi Carpenter
Ms. Anne McConnell

Re:	Glatfelter Corporation
Form 10-K for the Fiscal Year Ended December 31, 2021
Form 10-Q for the Fiscal Quarter Ended March 31, 2022
File No. 001-03560

Dear Ms. Carpenter and Ms. McConnell:

Glatfelter Corporation (the “Company”) is responding to the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), providing further comments to the Company’s response letter, dated May 18, 2022, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the Commission on February 25, 2022 (the “Form 10-K”), and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, filed with the Commission on May 10, 2022 (the “Q1 2022 Form 10-Q”).

For ease of reference, the Staff’s comments appear in bold immediately preceding the Company’s responses. Page references included below are to those contained in the Q1 2022 Form 10-Q and Form 10-K, as well as the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, filed with the Commission on August 2, 2022 (the “Q2 2022 Form 10-Q”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Q2 2022 Form 10-Q, Q1 2022 Form 10-Q and Form 10-K, as applicable.

Corporate Headquarters 4350 Congress Street, Suite 600 · Charlotte, NC 28209 U.S.A. · Phone 704-885-2555 · Fax 704-885-2429

www.glatfelter.com

U.S. Securities and Exchange Commission

Form 10-Q for the quarterly period ended March 31, 2022

Part I – Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
Overview, page 27

1.	We note your response to prior comment 1, including the additional disclosures you provided; however, please more fully explain how you considered Question 102.11 of the Division’s C&DI for Non-GAAP Financial Measures in determining the income tax effects of adjustments related to your non-GAAP financial measure, Adjusted Earnings, for FY 2021. Please specifically address your consideration of the extent to which U.S. deferred tax assets may relate to expenses previously excluded from non-GAAP financial measures.

Response: The Company respectfully acknowledges the Staff’s comments. In determining the income tax effects of adjustments related to our non-GAAP financial measures, we include the current and deferred tax expense commensurate with our non-GAAP measure (which, for fiscal 2021, was predominantly impacted by strategic initiatives) of adjusted earnings, which we consider a performance measure. To determine the current and deferred taxes for our adjustments to non-GAAP adjusted earnings, we consider the incremental tax rate of the jurisdiction in which each adjustment originated. For fiscal 2021, our non-GAAP adjustment for strategic initiatives was predominantly incurred in the United States, where we have no significant current taxes due to our net operating loss carryforwards and no deferred taxes because we are currently under a full valuation allowance and have been since 2018. We also considered U.S. deferred taxes related to expenses previously excluded from our non-GAAP financial measures, but because of our valuation allowance and our determination that we would be in a valuation allowance when considering the impact of the historical non-GAAP adjustments, there is no impact for fiscal 2021. For any non-GAAP adjustments related to items incurred outside the United States, where we do not have a valuation allowance, we apply the applicable incremental tax rate of the applicable jurisdiction, considering both current and deferred taxes commensurate with the non-GAAP measure of profitability.

2.	We note your non-GAAP financial measures, Adjusted Earnings and Adjusted EBITDA, include adjustments for bad debt expense and inventory reserves that you attribute to the conflict between Russia and Ukraine; however, these expenses appear to be normal, recurring, operating expenses related to your business. Please explain how you considered Question 100.01 of the Division’s C&DI for Non-GAAP Financial Measures and why you believe excluding these expenses from non-GAAP performance measures is appropriate.

Response: The Company respectfully acknowledges the Staff’s comment. When considering whether to exclude these expenses as adjustments to our non-GAAP financial measures, we considered Question 100.01 of the Division’s C&DI for Non-GAAP Financial Measures, which indicates that excluding “normal, recurring, cash operating expenses necessary to operate a registrant’s business could be misleading.” In considering the C&DI, we noted that historically

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bad debt expense and obsolete inventory reserves charges have been few and immaterial in our financial statements, as our business is predominantly “made-to-order” with recurring established customers. The inventory reserves recorded in our Q2 2022 Form 10-Q relate directly to finished goods materials that have been placed on a sanctions list prohibiting sale into Russia due to the Russia/Ukraine military conflict. These made-to-order materials, which we can isolate and specifically identify, have no alternative customers to which we could sell and, therefore, we recognized a non-cash charge for this inventory. Similarly, the bad debt expense recorded was attributable to Russia and Ukraine customers who stopped paying due to sanctions on banking institutions and/or due to financial reasons directly related to the sanctions or the Russia/Ukraine military conflict. Nonetheless, all customers for which we recognized a bad debt expense were customers for which we had conducted business on a recurring basis, we could identify were specifically impacted by the events related to the Russia/Ukraine military conflict and had not demonstrated prior issues with collectability of receivables. As the non-cash expense recorded was, in our assessment, a one-time unusual event directly attributable to the conflict or the subsequent government sanctions, we believe it is appropriate to reflect these charges as non-GAAP adjustments that are not reflective of performance of our core business to facilitate a more accurate comparison of past and present performance of our core business. Furthermore, if circumstances change such that we are able to collect these outstanding amounts and reverse any of the bad debt expense recognized, we will include any benefit from such reversal as an adjustment to adjusted earnings or adjusted EBITDA in the appropriate future period.

Segment Financial Performance, page 29

3.	We note your disclosures that the conflict between Russia and Ukraine and inflationary and supply chain issues have impacted your operating results during the current interim period and it appears you expect these issues may continue to impact your future results. Please enhance your disclosures to more fully address the following:

•	Quantify decreases in sales related to lower shipments to customers in Russia and Ukraine;
•	Disclose and discuss trends in costs related to energy, raw materials and freight, including the percentage increases you experienced during each period, whether costs are continuing to increase or stabilizing, and your expectations regarding trends in your costs and the factors you believe may impact trends;
•	Disclose and discuss the reasons why certain segments appear to have the ability to pass through increased costs to customers and others do not;
•	Disclose any material impact of import or export bans on products or commodities, including energy from Russia, used in your business, or sold by you, including the current and anticipated impact on your business, taking into account the availability of materials, costs of needed materials, costs and risks associated with transportation, and the impact on margins and customers; and
•	Discuss any actions you have taken mitigate the impact of the conflict between Russia and Ukraine and inflationary and supply chain issues on your business.

U.S. Securities and Exchange Commission

Response: The Company respectfully acknowledges the Staff’s comments.

With regard to the decrease in sales related to lower shipments to customers in Russia and Ukraine, during the three months ended June 30, 2022 and 2021, our sales to customers in these two countries totaled $7.2 million and $24.6 million, respectively. For the six months ended June 30, 2022 and 2021, our sales to customers in these countries totaled $23.4 million and $48.0 million, respectively. Although we disclosed our 2021 net sales of approximately $95 million to these countries in our Form 10-K, as well as in our Q2 2022 Form 10-Q and Q1 2022 Form 10-Q, in future filings, we will quantify and disclose the impact of lower shipments to these countries for the applicable periods presented in the periodic report.

With regard to trends in costs related to energy, raw materials, and freight, although we have included information relative to the changes in various costs, we acknowledge the Staff’s comment and, in future filings, we will expand our discussion in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) to include trend and percentage change information and provide our expectations for future periods, as applicable. Below we have included applicable sections from our Q2 2022 Form 10-Q, modified to address the Staff’s comments, as an example of what we expect to include in future filings (the underlined and strikethrough sections mark changes from the Q2 2022 Form 10-Q). Please note that we have only included the disclosure in this letter for the three months ended June 30, 2022, but similar expanded disclosure would be included for the six months ended June 30, 2022 disclosure as well.

Three months ended June 30, 2022 versus the three months ended June 30, 2021

Net sales totaled $364.0 million and $244.9 million in the second quarter of 2022 and 2021, respectively. Net sales for Composite Fibers and Airlaid Materials (including Mount Holly) decreased by 4.4% and increased by 47.7%, respectively, on a constant currency basis. The Spunlace segment, formed in connection with the Jacob Holm acquisition, had net sales of approximately $96.9 million in the second quarter of 2022. During the three months ended June 30, 2022 and 2021, our sales to customers in Russia and Ukraine declined as a direct result of the conflict and related sanctions and totaled $7.2 million and $24.6 million, respectively.

Composite Fibers’ net sales decreased $18.3 million or 12.9% in the second quarter of 2022, compared to the year-ago quarter. Higher selling prices of $14.4 million were more than offset by lower shipments of 29.7%. Wallcover shipments were below prior year by 62% due to lower shipments to customers in Russia and Ukraine, resulting from the continuation of the geopolitical conflict in this region and prohibition of the export of sanctioned wallcover and tea filter products into Russia. Currency translation was unfavorable $12.0 million.

Composite Fibers had operating income for the second quarter of $5.8 million compared with $11.1 million operating income in the second quarter of 2021. Lower shipments and market-related downtime, primarily in our Dresden facility, negatively impacted results by $6.4 million. Higher selling prices and energy surcharges of $14.4 million fell $2.5 million short of fully recovering continued inflation in energy~~,~~ and raw materials  ~~and freight~~ of $16.9 million. In the second quarter of 2022, energy costs increased $6.0 million, or 49%, and primary raw material input costs increased $10.9 million, or 17%, compared to the second quarter of 2021, both of which were approximately in-line with broader market indices. Freight costs, which are included in Operations & Other, increased

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approximately $1.2 million, or 21%, compared to the same quarter in 2021. We expect prices for energy, raw materials, and freight to remain elevated for the foreseeable future. The impact of currency and related hedging positively impacted earnings by $3.6 million mainly driven by weakening of the British Pound. The primary drivers of the change in Composite Fibers’ operating income are summarized in the following chart (presented in millions):

Airlaid Materials’ net sales increased $40.4 million in the year-over-year comparison driven by the Mount Holly acquisition, higher shipments in all major product categories, and higher selling prices from cost-pass-through arrangements with customers. Shipments were 18.6% higher driven by strong growth in the wipes, tabletop, and hygiene product categories. Currency translation was $8.9 million unfavorable.

Airlaid Materials’ second quarter operating income of $11.9 million was $3.5 million higher when compared to the second quarter of 2021. Higher shipments positively impacted results by $3.9 million. Selling price increases and energy surcharges of $18.0 million fully offset the higher raw material and energy costs which improved results by $0.8 million. In the second quarter of 2022, primary raw material input costs increased $14.8 million, or 37%, and energy costs increased $2.4 million, or 48%, compared to the second quarter of 2021, each of which were approximately in-line with broader market indices. We expect prices for both energy and raw materials to remain elevated for the foreseeable future. Operations were slightly favorable by $0.3 million as higher production was mostly offset by general inflationary pressures. The impact of currency and related hedging negatively impacted earnings by $1.5 million due to a weakening Euro. The primary drivers are summarized in the following chart (presented in millions):

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Spunlace net sales for the second quarter were approximately $96.9 million. An operating loss of $1.8 million was mainly driven by higher raw material and energy costs only partially offset by higher selling prices and energy surcharges.

With regard to the Staff’s comment seeking information related to the Company’s ability to pass incremental costs on to customers in certain segments, the Company is able to pass incremental costs on to customers as a result of the terms of the contracts it has entered into with certain customers and the competitive landscape in the Company’s different segments. For example, approximately 79% of net sales in our Airlaid Materials segment during 2021 was earned under contracts with pass-through provisions, which provide that changes in raw material costs result in automatic adjustments to future selling prices, and approximately 40% of net sales in our Spunlace segment during 2021 was earned under contracts with pass-through provisions directly related to the price indices of certain key raw materials. The Company respectfully notes that we have included disclosure related to these provisions, including on pages 4˗5 and page 8 of the Form 10-K. In our Composite Fibers segment, we have been actively pursuing a strategy of negotiating contracts with customers with selling price adjustments, similar to our Airlaid Materials segment. Currently, approximately 50% of net sales in our Composite Fibers segment was earned under contracts having raw material price adjustment features. We also have energy and/or freight price adjustment features in certain of our contracts in each of our segments and we are also actively pursuing energy and freight surcharges with our customers in all three segments. In future filings, we will expand our disclosures to cover all three segments to identify the nature of the contracts with price adjustment features.

With regard to material impacts of import or export bans on products or commodities we obtain from Russia, the Company does not rely on any raw materials from Russia or Ukraine in the manufacture of its goods. However, the Company is impacted by the price of energy due to reductions of natural gas supplied by Russia to Germany, the United Kingdom, France, and Spain, where the Company has manufacturing facilities. To the extent Russia continues to curtail or ultimately ceases exports of natural gas to the countries in Europe where we have manufacturing facilities for an extended period of time, our operations could be adversely

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impacted by increasing energy prices and/or possible reductions or cessation of production at our affected facilities. Our Composite Fibers segment, which has all of its manufacturing facilities in Europe, including three in Germany, would be most adversely impacted by energy price increases or energy curtailments, due to the more energy intensive nature of the manufacturing process in this segment. We are closely monitoring the supply and price of energy to our manufacturing sites and, in future filings, we will qualitatively discuss the potential impact of changes in the availability of energy exports from Russia into the regions where we operate. The Company respectfully notes that we have included disclosure in the Q1 2022 Form 10-Q and Q2 2022 Form 10-Q under “Item 1A. Risk Factors – The conflict between Russia and Ukraine has adversely affected, and may continue to adversely affect, our business, financial condition, and results of operations.” and in the Form 10-K under “Item 1A. Risk Factors – The conflict between Russia and Ukraine could adversely affect our results of operations.” with respect to the risks related to the availability of natural gas as a result of the Russian/Ukraine military conflict.

With regard to actions we have taken to mitigate the impacts on our business and operations resulting from the conflict between Russia and Ukraine, the Company has implemented energy surcharges with customers in all three of its business segments to recover all or a portion of the increase in energy costs. In addition, the Company is considering ways to optimize the use of energy within its facilities. Furthermore, the Company is continuing to investigate using its manufacturing assets in its Dresden, Germany facility to produce alternative materials. In future filings, we will describe the mitigating actions we have or plan to take related to the Russia/Ukraine military conflict.

4.	We note your disclosures regarding the impairment charges you recorded during the current interim period primarily due to the conflict between Russia and Ukraine. Please enhance your disclosures to more fully address the following:

•	Disclose the remaining carrying values of any impaired assets, if applicable;
•	Explain the methods you used to develop fair value estimates and the significant assumptions underlying the estimates, such as discounted cash flow and discount rate assumptions;
•	Explain to us why the apparent significant exposure of the Dresden facility on sales into Russian and Ukrainian markets was not previously disclosed; and
•	Based on disclosures in your risk factor, more fully discuss the number and carrying values of the other manufacturing sites in Europe that have been adversely impacted, including those impacted or that may be impacted as a result of the availability of natural gas, and explain the extent to which you believe additional material asset impairments are reasonably possible.

Response: The Company respectively acknowledges the Staff’s comments.

The Company reduced the goodwill of the Composite Fibers reporting unit to $20.4 million for the three months ended March 31, 2022. For the Dresden asset group, all intangible assets, including tradename, technology know-how and customer relationships were all written down to

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a zero net book value. The fixed assets of Dresden have a remaining net book value of approximately $14.5 million at March 31, 2022, and primarily reflects the fair value of land and buildings. In future filings, in instances where fair value does not substantially exceed book value, we will disclose this fact and also disclose any remaining carrying values.

The Company used an income approach relying on a discounted present value cash flow model applying an 11% discount rate and perpetual revenue growth rate of 2.5% for purposes of calculating the fair value estimates of the Composite Fiber segment goodwill. For the valuation of the Dresden asset group, the Company used both an income (applying a 10.5% discount rate) and cost approach to determine their fair value. The income approach did not support the remaining book value of the intangible assets noted above and the cost approach was used to value the land and buildings. In future filings, we will describe these assumptions, as applicable.

The Company disclosed that approximately $95 million in net sales were earned from customers located in Russia and Ukraine in the Form 10-K, as well as in the Q2 2022 Form 10-Q and Q1 2022 Form 10-Q. As the majority of the net sales are derived from our Dresden facility, we believe the disclosure provides adequate context to the Company’s overall exposure to sales in these countries. In addition, in several of our filings from prior quarters and prior years, our discussion of the Composite Fibers segment in our MD&A would describe changes in our wallcover markets or Dresden site related to Russia and Ukraine.

Although all of our Composite Fibers manufacturing sites, two Airlaid Material sites and two Spunlace sites are located in Europe, none of the sites, to date, have been adversely impacted by the availability of natural gas. As described in response to comment 3 above, any significant disruption in the supply of natural gas to Europe may potentially negatively impact any or all our sites, with our Composite Fibers manufacturing sites in Germany potentially being the most adversely impacted. Due to Germany’s reliance on Russian natural gas, as well as the nature of the wet-laid manufacturing process utilized in our Composite Fiber processes, which is more energy intensive than at our other manufacturing sites, we are at risk of additional impairments due to availability of natural gas if supply is significantly curtailed or shut off for an extended period of time. In the Q2 2022 Form 10-Q on page 42, we provided disclosure in “Item 3. Quantitative and Qualitative Disclosures about Market Risk” related to the potential for future impairments and outlined the various factors that could contribute to potential future impairments, particularly in our Composite Fibers and Spunlace segments:

“Both Composite Fibers’ and Spunlace’s fair value could be impacted by factors such as unexpected changes in inflation, significant disruptions in the delivery of energy to our sites, particularly in Europe, or the Company’s inability to continue to increase selling prices in response to inflationary pressures. Future adverse changes such as these or in market conditions or poor operating results of the related business may indicate an inability to recover the carrying value of the assets, thereby possibly requiring an impairment charge in the future.”

We will continue to review and update this disclosure in subsequent periodic reports.

Part II – Other Information – Item 1A. Risk Factors, page 36

5.	We note your risk factor discloses the heightened risk of potential cyberattacks due to the conflict between Russia and Ukraine. Please revise your risk factor to disclose if you have experienced any cyberattacks, explain how cyberattacks could impact your business, and discuss any actions you have taken to mitigate the potential risks.

Response: The Company respectfully acknowledges the Staff’s comment. At this time, to the best of the Company’s knowledge, the Company does not believe it has experienced any

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cyberattacks related to the conflict between Russia and Ukraine. The Company undertakes to disclose whether it has experienced any such cyberattacks in its future filings.

With respect to the potential impact of cyberattacks on our business resulting from the conflict between Russian and Ukraine, the Company respectfully notes that it has included the following disclosure on page 36 of the Q1 2022 Form 10-Q and on page 44 of the Q2 2022 Form 10-Q under “Item 1A. Risk Factors – The conflict between Russia and Ukraine has adversely affected, and may continue to adversely affect, our business, financial condition, and results of operations.”:

“The risk of cyber-security incidents and cyber-attacks has increased in connection with the ongoing conflict, driven by justifications such as retaliation for the sanctions imposed in conjunction with the conflict. It is possible that such incidents or attacks could have collateral effects on additional critical infrastructure and financial institutions globally, which could adversely affect our operations and could increase the frequency and severity of cyber-based attacks against our information technology systems. The proliferation of malware from the conflict, into systems unrelated to the conflict, or cyberattacks against U.S. companies in retaliation for U.S. sanctions against Russia or U.S. support of Ukraine, could also adversely affect our operations and our supply chain.”

The Company also respectfully notes that it has disclosed the risks related to the impact of cyber-security events on the Company generally on page 11 of the Form 10-K under “Item 1A. Risk Factors—We are subject to cyber-security risks related to unauthorized or malicious access to sensitive customer, vendor, company, or employee information, as well as to the technology that supports our operations and other business processes.”

The Company notes that it has taken a number of actions to mitigate the potential risks of a cyber-security attack, including employing various technologies which restrict or validate access to Company networks. Moreover, the Company maintains insurance against many types of risks including the impact of cyber-security events. The Company’s level of insurance may not cover all of the losses that may be incurred. In future filings, the Company undertakes to include disclosure with respect to such mitigation efforts.

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We hope that our letter has addressed the Staff’s comments. If you have any questions or require any additional information with respect to the above, please call the undersigned at (704) 885-2555.

Very truly yours,

/s/ Ramesh Shettigar

Ramesh Shettigar

Senior Vice President,

Chief Financial Officer & Treasurer

cc:	Jill L. Urey, Vice President, Chief Legal & Compliance Officer & Corporate Secretary, Glatfelter Corporation
Lona Nallengara, Shearman & Sterling LLP